Exhibit 99.(I)

FOR IMMEDIATE RELEASE

             Banco Latinoamericano de Exportaciones, S.A. ("Bladex")
   Announces the Successful Completion of its 22 million share Rights Offering

Panama City, Republic of Panama, June 26, 2003 - Bladex (NYSE: BLX) announced today the final results of its rights-offering based capital raising, which concluded last Friday, June 20, 2003. Following an over-subscription of the issue that resulted in subscriptions for a total of 23.2 million common shares, the entire 22 million issue of new shares was subscribed by shareholders of record at June 2, 2003 at the $6.68 per-share price announced on Wednesday, June 18, 2003. Total proceeds of the capitalization will amount to $146,960,000. Bladex chose to offer 22 million shares in order to provide a cushion so that if Bladex's share price declined substantially, it would be still able to raise its target of $100 million.

Commenting on the results of the capitalization, Mr. Jose Castaneda, Chief Executive Officer of Bladex, said: "We are extremely gratified by our shareholders' response to our business case for additional capital. The overwhelming success of our offering represents a strong vote of confidence in Bladex's business model and franchise. We are also encouraged by the clear demonstration of Bladex's ability to attract new capital from current shareholders, in spite of the remaining uncertainties in our region and in the financial markets in general.

"The success of the Rights Offering confirmed the strength of our unique shareholding structure, as well as the value assigned to Bladex's mission by multilateral organizations. Our main public sector shareholders, together with Multilateral Organizations such as the IFC, formed the Core Support Group, which insured the success of the transaction by backing it with more than $100 million in commitments to make up for any shortfalls in demand. We are especially grateful to the many people in Governments, Government Institutions, and Multilateral Agencies who were instrumental in forming the Core Support Group in the midst of the challenging conditions faced by Latin America, Bladex and the market during the ten months that we worked on the project.

"As a company and as individuals, the Board and the management of Bladex are looking forward to responding to and exceeding our shareholders' expectations, while continuing to fulfill our critical mission of providing dependable, first rate trade finance services to our clients in the region", Mr. Castaneda concluded.

Following the capitalization, Bladex's shareholding composition will be 16.1% Class A (which enjoys certain supermajority voting rights), 10.4% Class B, and 73.5% Class E, and the total number of common shares outstanding will be approximately 39.3 million shares.


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For further information access our Web site on the Internet at: www.blx.com, or call:

Carlos Yap S.
Senior Vice President, Finance and Performance Management
BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
Head Office
Calle 50 y Aquilino de la Guardia
Apartado 6-1497 El Dorado
Panama City, Republic of Panama
Tel. No. : (507) 210-8581
Fax No. (507) 269-6333
E-mail internet address: cyap@blx.com

-or-

William W. Galvin
The Galvin Partnership
76 Valley Road
Cos Cob, CT 06807
U.S.A.
Tel. No.: (203) 618-9800
Fax No. (203) 618-1010
E-mail internet address: wwg@galvinpartners.com